Ping An Biomedical Co., Ltd.

22/F, China United Plaza

1002-1008, Tai Nan West Street

Cheung Sha Wan, Kowloon

Hong Kong

February 24, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue

Re:	Ping An Biomedical Co., Ltd.
Registration Statement on Form F-1
Filed February 13, 2026
File No. 333-293481

Dear Ms. Donahue:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ping An Biomedical Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 (File No. 333-293481) so that it will become effective at 5:00 p.m. ET on Thursday, February 26, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Pijun Liu
Pijun Liu
Chief Executive Officer

cc:	McLaughlin & Stern, LLP